Exhibit 4.17
23 May 2007
ZASTRON PRECISION — TECH LIMITED
and
HONG KONG PRODUCTIVITY COUNCIL
CONSULTANCY FOR ENTERPRISE RESOURCES PLANNING

SCHEDULES
SCHEDULE 1 — TOTAL ERP SOLUTION SERVICE PROPOSAL

THIS AGREEMENT is made this 31st of May 2007.
BETWEEN:
(1)	ZASTRON PRECISION — TECH LIMITED of Suites 1506-08, 15/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong (the “Employer”); and

(2)	HONG KONG PRODUCTIVITY COUNCIL of HKPC Building, 78 Tat Chee Avenue, Kowloon, Hong Kong (the “Consultant”).
WHEREAS:
A.	The Employer requires the Services (as defined below) to be provided in respect of an Enterprise Resources Planning System.

B.	The Consultant has agreed to provide the Services on the terms and conditions herein contained.
NOW IT IS HEREBY AGREED as follows:-
1.	DEFINITIONS

In this Agreement, the following words and expressions shall have the meanings hereby assigned to them:-

“Agreement” means this agreement and the Schedules hereto, as may be amended from time to time by mutual agreement in writing.

“Fee” means the fees referred to and payable under Attachment B — Statement of Price of Schedule 1 hereto.

“Services” means the professional services set out in or reasonably to be implied from Schedule 1 hereto as may be varied from time to time in accordance with this Agreement.

2.	APPOINTMENT

2.1	The Employer hereby appoints the Consultant and the Consultant hereby accepts the appointment as a professional consultant to provide the Services on the terms and conditions set out in this Agreement.

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3.	CONSULTANT’S OBLIGATIONS

3.1	Services
3.1.1	The Consultant shall perform the Services upon the terms and conditions set out in this Agreement and shall commence the Services within fourteen (14) days from the date of this Agreement and complete the same in accordance with Schedule 1. The Consultant shall commence the Services within 14 days of the date of this Agreement and shall perform the Services diligently and with due expedition at all times and shall comply with all directions and instructions which may be given by the Employer to the Consultant from time to time in so far as such directions and instructions are reasonable and consistent with the terms and conditions agreed by both parties under this Agreement.

3.1.2	The Consultant warrants that it shall exercise all reasonable skill, care and diligence to be expected of a professionally qualified consultant experienced in undertaking services of a similar nature and scope to the Services.

3.1.3	The Consultant shall employ or cause to be employed in connection with the Services only personnel who are skilled and experienced in the disciplines required for the proper and efficient performance of the Services. Nominees for such personnel are set out in Schedule 1. The Consultant reserves the right to assign personnel other than those Nominees to carry out the Services if any of those Nominees should leave the employment of the Consultant or if any of them has in the opinion of the Consultant become unfit to carry out the Services provided that the Consultant shall consult the Employer beforehand on any change of such personnel.

3.1.4	The Consultant shall promptly notify the Employer in writing of any event or matter which the Consultant is or ought reasonably to be, aware of, which delays or may delay the completion of the Services or any part thereof, indicating what steps are being taken by the Consultant to rectify the situation.

3.1.5	The Consultant shall not delegate or subcontract any duties or obligations arising under this Agreement without the prior written consent of the Employer.
3.2	Confidentiality

The Consultant shall not at any time during or after the performance of the Services divulge or allow to be divulged to any person who is not employed by the Employer:-
3.2.1	any information supplied by the Employer to the Consultant;

3.2.2	any information obtained by the Consultant relating to the business and affairs of the Employer;

3.2.3	details of the work undertaken in performing the Services;

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3.2.4	any advice given to the Employer, including any reports prepared by the Consultant pursuant to this Agreement; and

3.2.5	any other details or information relating to the Services,
save to the extent that the Consultant is required to divulge such information to enable the Consultant to perform the Services, in which event the prior written consent of the Employer shall be obtained, or in accordance with the order of a court of competent jurisdiction provided that the Consultant’s duty of confidence shall cease to apply to any information coming into the public domain otherwise than by breach by the Consultant of its obligations contained in this clause and that nothing herein shall prevent the Consultant from disclosing any such information to the extent required in or in connection with legal proceedings arising out of this Agreement.

3.3	Copyright

Copyright in all reports, drawings, documents or other materials produced by the Consultant in the provision of the Services shall belong to the Employer. The Employer shall have the sole right to publish all such documents produced by the Consultant under this Agreement. The Employer and the Consultant shall each indemnify and keep indemnified each other against any claim or liability in respect of any infringement of any intellectual property right in respect of any document or thing produced or supplied by them to the other in connection with the Services or this Agreement.

4.	EMPLOYER’S OBLIGATIONS

4.1	The Employer shall fulfil the Client’s Responsibilities as set out in Attachment C — Statement of Client’s Responsibilities of Schedule 1.

4.2	The Employer shall at all times keep confidential (and to procure that its employees and agents shall keep confidential) any confidential information which it may acquire in relation to the Consultant, its clients, business or affairs and shall not use or disclose such information except with the consent of the Consultant or in accordance with the order of a court of competent jurisdiction provided that the obligations of the Employer contained in this clause shall cease to apply to any information coming into the public domain otherwise than by breach by the Employer of its obligations contained in this clause and that nothing herein shall prevent the Employer from disclosing any such information to the extent required in or in connection with legal proceedings arising out of this Agreement.

4.3	The Employer shall not employ any of the Consultant’s staff involved in this Agreement during the continuance of this Agreement or within 6 months after the termination of this Agreement, except with the prior written approval of the Consultant.

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4.4	All expenses incurred by the Consultant and money paid to third parties on behalf of the Employer and with the agreement of the Employer shall be borne by the Employer.

5.	PAYMENT

5.1	In consideration of the Services to be rendered by the Consultant under this Agreement, the Employer shall pay to the Consultant the Fee which shall be inclusive of all expenses and costs reasonably incurred by the Consultant in providing the Services unless otherwise stated in Attachment B — Statement of Price of Schedule 1 hereto.

5.2	The Fee shall be paid by installments in accordance with Attachment B — Statement of Price of Schedule 1 hereto.

5.3	In the event that the Employer instructs any variations pursuant to Clause 7 below, the Employer and the Consultant shall seek to agree the additional fee (if any) payable by the Employer to the Consultant in respect of such variations. In the event of any failure to so agree, the additional fee (if any) shall be based on the rates and prices set out in Attachment B — Statement of Price of Schedule 1 hereto.

6.	INDEMNITY AND LIABILITY

6.1	Subject to Clause 6.2 below, the Consultant shall indemnify and keep indemnified the Employer against all claims, demands, proceedings, liabilities, damages, costs, charges, and expenses whatsoever which the Employer may directly or indirectly incur or have made against it in respect of, in relation to or arising out of any failure by the Consultant to act in accordance with this Agreement, save that the Consultant’s liability to indemnify the Employer as aforesaid shall be reduced proportionately to the extent that a wrongful act or neglect of the Employer, its agents or employees may have contributed to such claims, demands, proceedings, liabilities, damages, costs, charges and expenses.

6.2	Notwithstanding anything contained herein:-
(a)	The Consultant shall not be held liable to the Employer for any loss of business or profit or other consequential loss and damages suffered as a result of any default on the part of the Consultant.

(b)	The Consultant’s liability in respect of any loss sustained by the Employer is expressly limited and shall in no case exceed the Fee or any part thereof actually paid by the Employer to the Consultant.

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7.	VARIATIONS

7.1	The Employer may instruct any variations to the Services that in his opinion are desirable. Variations may include, but shall not be limited to :-
(a)	additions, omissions, substitutions, alterations, changes in quality, form character or kind of the Services;

(b)	engagement of additional personnel to perform the Services; and

(c)	changes to any sequence, method or timing of the Services specified in this Agreement.
7.2	No variation shall be made to the Services unless made by the Employer in writing and agreed to in writing by the Consultant.

7.3	No variation made pursuant to Clause 7.2 shall vitiate or invalidate this Agreement and this Agreement shall apply to the Services as varied.

8.	TERMINATION FOR BREACH

8.1	In the event of any material breach or non-observance of any of the obligations of the Consultant under this Agreement, or any neglect, failure or refusal by the Consultant to carry out the Services or to comply with this Agreement, the Employer may forthwith terminate the Consultant’s appointment under this Agreement provided that the Employer has given the Consultant 14 days’ written notice of and the Consultant has not remedied, such breach, non-observance, neglect, failure or refusal within the said 14 day period.

8.2	Without prejudice to any other remedies the Consultant may have against the Employer, the Consultant shall have the right to terminate this Agreement:
(a)	immediately if the Employer is wound up or is petitioned to be wound up, commits an act of bankruptcy or compound or arrange with its creditors or have a receiving order made against it or being a limited company enters into compulsory or voluntary liquidation (except for the purposes of amalgamation or restructure only);

(b)	on 14 days’ prior written notice if the Employer refuses or prevents the furnishing of Services by the Consultant under this Agreement; or

(c)	on 14 days’ prior written notice if the Employer violates any of the terms and conditions contained herein, whereupon, the Employer shall be liable to reimburse the Consultant all expenses actually incurred for and on behalf of the Employer in respect of this Agreement up to the date of termination and shall pay the Consultant:-
(i)	any part(s) of the Fee due and payable under Clause 4; and

(ii)	the part(s) of the Fee for any part(s) of the Services rendered but not yet paid for which shall be calculated by reference to the same charging rate and basis as that for the Fee,

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provided that in respect of the events under (b) and (c) above, the Consultant has given the Employer 14 days’ written notice of and the Employer has not remedied, such default within the said 14 day period.
9.	DELIVERY OF DOCUMENTS

9.1	The Consultant shall, on completion of the Services or upon any earlier termination of this Agreement, forthwith deliver up to the Employer all correspondence, documents, papers and property belonging to the Employer and all copies thereof which may be in its possession or under its control.

10.	MISCELLANEOUS

10.1	Whole Agreement
(a)	Each party acknowledges that this Agreement contains the whole agreement between the parties and that it has not relied on any oral or written representation made to it by the other or its employees or its agents and has made independent investigation into all matters relevant to it.

(b)	For the avoidance of doubts, Schedule 1 (which includes its Attachments) shall form part of this Agreement. In case of inconsistency between this Agreement and Schedule 1, Schedule 1 shall prevail.
10.2	Prior Agreements

This Agreement supersedes any prior agreements between the parties whether written or oral in relation to the subject matter of this Agreement and any such prior agreements shall be deemed to be cancelled as at the date of the Agreement.

10.3	Assignment

Neither party may assign or transfer any of its rights or obligations under this Agreement without the other’s prior written consent which shall not be unreasonably withheld or delayed.

10.4	Notices

Any notice to be served on either of the parties by the other shall be sent to such address in Hong Kong as may be notified to the other party expressly for the purpose of service of documents. Service of documents shall be by pre-paid registered post or by facsimile and shall be deemed to have been received by the addressee within 3 clear days of posting or within 8 hours if sent by facsimile to the correct facsimile number of the addressee.

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11.	PROPER LAW AND JURISDICTION

11.1	This Agreement and all disputes and difference arising hereunder shall be governed by the laws for the time being in force in the Hong Kong Special Administrative Region and the parties hereto hereby submit to the non-exclusive jurisdiction of the courts of the Hong Kong Special Administrative Region.

12.	WAIVER

12.1	The failure by either party to enforce at any time or for any period any one or more of the terms or conditions of this Agreement shall not be a waiver by them of the right at any time subsequently to enforce all terms and conditions of this Agreement.

13.	COSTS

13.1	Each of the parties shall pay any costs and expenses incurred by it in connection with this Agreement.

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This Agreement has been duly entered into by the parties the day and year above written.

Signed by	)
for and on behalf of	)
ZASTRON PRECISION -)
TECH LIMITED	)

Signed by	)
for and on behalf of	)
HONG KONG PRODUCTIVITY	)
COUNCIL	)

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SCHEDULE 1
TOTAL ERP SOLUTION SERVICE PROPOSAL